United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number: 001-37822

A. Full title of the plan and address of the plan, if different from the issuer named below:

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

B. Name of the issue of the securities held pursuant to the plan and address of its principal executive office:

Advanced Emissions Solutions, Inc.
640 Plaza Drive, Suite 270
Highlands Ranch, Colorado 80129

Financial Statements and Supplemental Schedules

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

Years ended December 31, 2017 and 2016
with Reports of Independent Registered Public Accounting Firms

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan (the “Plan”) as of December 31, 2017, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Schedules

The supplemental schedules included in Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 and Schedule H, Line 4a - Schedule of Delinquent Participant Contributions have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Denver, Colorado
June 26, 2018

We have served as the Plan’s auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan (the “Plan”) as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Hein & Associates LLP

Denver, Colorado
June 28, 2017

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2017	2016
ASSETS
Investments at fair value	$4,656,709	$3,416,491
Receivables
Employer contribution	55,049	175,564
Notes receivable from participants	—	16,946
Other receivable - restorative payment from the Company (Note 6)	1,000,000	—
Total receivables	1,055,049	192,510
Total assets	$5,711,758	$3,609,001
LIABILITIES
Other liabilities	$4,305	$45,240
Total liabilities	4,305	45,240
Net assets available for benefits	$5,707,453	$3,563,761

See accompanying notes to the financial statements.

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2017	2016
Additions:
Investments income:
Net appreciation in fair value of participant-directed investments	$481,617	$385,456
Net appreciation in fair value of self-directed investment accounts	—	41,646
Interest	—	1,415
Dividends	129,152	87,340
	610,769	515,857
Contributions:
Employer	55,030	226,368
Participants	277,520	395,819
Rollover	442,443	—
Restorative payment from the Company (Note 6)	1,000,000	—
Other	1,371	—
	1,776,364	622,187
Interest income on notes receivable from participants	651	1,480
Total additions	2,387,784	1,139,524
Deductions:
Participant withdrawals and distributions	215,222	4,555,889
Administrative expenses	28,870	(724)
Total deductions	244,092	4,555,165
Net change in net assets available for benefits	2,143,692	(3,415,641)
Net assets available for benefits at beginning of year	3,563,761	6,979,402
Net assets available for benefits at end of year	$5,707,453	$3,563,761

See accompanying notes to the financial statements.

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan
Notes to Financial Statements
Note 1 - Description of the Plan
General
The Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan (the “Plan”) is a defined contribution plan covering the employees of Advanced Emissions Solutions, Inc. ("ADES"), and its wholly-owned subsidiaries ADA-ES, Inc. and Advanced Clean Energy Solutions, LLC (collectively the "Company"). The Plan’s investments are held in a trust fund (the “Trust”) managed by the trustee, which was Capital Bank and Trust Company from January 1, 2016 through June 30, 2016, and, effective July 1, 2016, Fidelity Management Trust Company (collectively the "Trustee"). The Plan’s administrators and record keepers were Advanced Emissions Solutions, Inc. and American Funds Distributors, Inc. ("American Funds") for the period from January 1, 2016 through June 30, 2016, and, effective July 1, 2016, Fidelity Management Trust Company ("Fidelity") (collectively the "Administrator").
Employees are eligible to participate in the Plan upon the employees' date of hire if they are at least 18 years of age.
During the year ended December 31, 2016, the Plan adopted Amendment No. 17 to the Plan ("Amendment 17"), which was effective July 1, 2016. Amendment 17 included the following material provision changes:

•	Employer nonelective contributions and Employer matching contributions are vested immediately at 100%;

•	Catch-up contributions made by employees maybe matched through an elective employer match; and

•	Automatic enrollment for participants, including a deferral rate set at 2% of eligible compensation was removed.
Effective January 1, 2017, the Plan adopted Amendment No. 1 to the Plan ("Amendment 1") under the Basic Plan Document No. 17, which the Company elected to make Safe Harbor Nonelective Contributions ("Safe Harbor Contribution") to eligible Participants in accordance with statutory requirements. Safe Harbor Contribution are equal to 3% of a participant's eligible compensation as defined by the Plan and are fully vested and non-forfeitable.
Effective December 8, 2017, the Plan removed the Company's common stock as an investment option. All Company stock held in the Plan at that time was sold and the proceeds used to acquire different investments within the Plan. As of December 31, 2017, there was no Company stock remaining in the Plan.
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of Employee Retirement Income Security Act ("ERISA").
Contributions
Each year, participants may contribute up to 100% of annual compensation, either on a "before-tax" deferred compensation or on an "after-tax" ("Roth contributions") basis, not to exceed $18,000 in 2017 and 2016 (or $24,000 for individuals age 50 or older electing to make catch-up contributions). Participants may also contribute amounts representing distributions from other qualified defined benefit, defined contribution plans, or IRAs ("Rollover"). Participants direct the investment of their contributions into various investment options offered by the Plan.
Prior to the Plan amendment effective July 1, 2016, the Plan included an auto-enrollment provision whereby all newly eligible employees were automatically enrolled in the Plan unless they affirmatively elected not to participate in the Plan. Automatically enrolled participants had their deferral rate set at 2% of eligible compensation and their contributions invested in a designated target date fund based upon age until retirement until changed by the participant. The automatic enrollment was removed effective July 1, 2016.
Effective with Amendment 1, the Company will make the Safe Harbor Contributions in cash to eligible participants in the Plan in an amount equal to 3% of eligible compensation as defined by the Plan, during the applicable Plan Year, which is January 1 - December 31. Such contributions are fully vested and non-forfeitable. Participants are eligible to receive the Safe Harbor Contributions once they have completed one Year of Service (with at least 1,000 Hours of Service), as defined by the Plan. Additionally, the Company can elect to make a discretionary matching employer contribution up to 4% of eligible compensation as defined by the Plan.
Prior to the adoption of Amendment 1, the Company could elect to contribute up to 100% of the first 7% of base compensation that a participant qualifying for the Company match contributed to the Plan. Participants were eligible to begin receiving the Company match following the completion of one year of service, as defined in the Plan. The matching Company contribution was able to be made in the form of cash or shares of ADES common stock. Additionally, the Company could make nonelective contributions to the Plan. Participants were eligible to receive the nonelective Company contribution once they had completed one year of service and 501 Hours of Service every year thereafter, as defined in the Plan, during the applicable Plan Year.
The Company did not make any non-cash employer matching contributions in the form of ADES common stock to the Plan for the years ended December 31, 2017 and December 31, 2016.
Participant Accounts
Each participant’s account includes participant’s contributions and Company nonelective contributions, as well as allocations of the Company’s elective contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations of Plan expenses are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants contributions are vested immediately plus actual earnings thereon. Prior to July 1, 2016, participant vesting in the Company’s matching and nonelective contribution portions of their accounts was based on years of continuous service. A participant vested in the employer portion of the matching and nonelective contributions based on the following schedule:

Years of Service	Vested Percentage
Less than 2	—%
2	20%
3	40%
4	60%
5	80%
6	100%
A participant also became 100% vested in the Company match and nonelective contributions if the participant was employed on or after the Normal Retirement Age (i.e., 65 as defined in the Plan), if the participant terminated employment due to their death or as a result of becoming disabled or if the Company terminated the Plan.
Effective July 1, 2016, based on the amendment to the Plan, Company match and nonelective contributions are immediately vested at 100%.
Administrative Expenses
Each participant's account is charged with an allocation of administrative expenses.
Notes Receivable from Participants
Subject to their account balance, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by 50% of the balance in the participant’s account. The loan interest rate, determined at the time of the loan, is set monthly at 1% above the prime rate, as defined in the Plan. Principal and interest is paid ratably through monthly payroll deductions and partial repayments or accelerated payments are permitted. These loans are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are deducted from participants accounts as incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.
During the year ended December 31, 2017, the single loan in the Plan defaulted. This loan, which originated in 2015, was determined to be a deemed distribution with no post default payments. The Plan reduced the Notes receivable from participants line item on the Statements of Net Assets Available for Benefits by the loan amount and included the distribution as part of the Participant withdrawals and distributions line item on the Statements of Changes in Net Assets Available for Benefits.
Payment of Benefits
On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump sum amount equal to the value of a participant’s vested interest in his or her account, or installments over a period of not more than their assumed life expectancy (or the assumed life expectancies of the participant and their beneficiary).

Forfeited Accounts
At December 31, 2017 and 2016, forfeited accounts totaled $43,337 and $79,211, respectively. The unvested balance of forfeited accounts as of December 31, 2017 and December 31, 2016 were used to reduce employer contributions.
The above information is intended as a general description of the Plan’s operating guidelines.  Reference should be made to the Plan documents for more specific provisions.
Note 2 - Summary of Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's valuation policies utilize information provided by the investment advisers and custodians.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains (losses), respectively, on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are deducted from participant accounts and are expensed when they are incurred.
Payment of Benefits
Benefits are recorded when paid.
Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to a participant’s account and are included in expenses. Investment related expenses are presented as administrative expenses in the Statement of Changes in Net Assets Available for Benefits. The Company pays the external auditor fees on behalf of the Plan.
Note 3 - Investments
The following table presents participant-directed investments by general type:

	As of December 31,
	2017	2016
ADES common stock	$—	$426,756
Money market funds	3,271	379
Mutual funds	4,653,438	2,989,356
	$4,656,709	$3,416,491

During 2017 and 2016, the components of the investment income (loss) related to the Plan's participant-directed investments (including gains and losses on investments bought and sold, as well as those held during the year) were as follows:

	Years Ended December 31,
	2017	2016
Investments income:
Net appreciation in fair value of participant-directed investments	$481,617	$385,456
Interest	—	1,415
Dividends	129,152	81,057
	$610,769	$467,928
As of December 31, 2017 and December 31, 2016 the Plan had no self-directed investment accounts. Effective July 1, 2016, the Plan amended the Service Agreement to remove self-directed investment accounts as an investment option in the Plan.
During 2016, the components of the investment income (loss) related to the Plan's self-directed investments (including gains and losses on investments bought and sold, as well as held during the year) were as follows:

Year Ended December 31,
2016
Investments income:
Net appreciation in fair value of self-directed investment accounts	$41,646
Dividends	6,283
$47,929
Note 4 - Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the hierarchy prescribed under accounting principles generally accepted in the United States (" U.S. GAAP") for fair value measurements, based upon the available inputs to the valuation and the degree to which they are observable or not observable in the market. The three levels in the hierarchy are as follows:
•Level 1 Inputs - Quoted priced (unadjusted) for identical assets or liabilities in active markets that are accessible as of the measurement date;
•Level 2 Inputs - Inputs other than quoted prices within Level 1 that are observable either directly or indirectly, including but not limited to quoted prices in markets that are not active, quoted prices in active markets for similar assets or liabilities and observable inputs other than quoted prices such as interest rates or yield curves;
•Level 3 Inputs - Unobservable inputs reflecting the Company’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk
The following is a description of the valuation techniques and inputs used for each major class of assets measured by the Plan. There have been no changes in the methodologies used at December 31, 2017 and 2016.
ADES common stock: ADES' common stock was valued using the closing market price reported on the NASDAQ on the last business day of the year. ADES' common stock began trades on the NASDAQ Global Market under the symbol, ADES.
Mutual funds: Mutual funds are valued at the daily closing prices as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The following tables set forth by level within the fair value hierarchy the Plan's investment assets at fair value, as of December 31, 2017 and 2016. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements:

		As of December 31, 2017
		Fair Value Measurement Using
		Level 1	Level 2	Level 3	Assets at Fair Value
Money market	*	$3,271	$—	$—	$3,271
Mutual funds	*	4,653,438	—	—	4,653,438
Total assets at fair value		$4,656,709	$—	$—	$4,656,709

		As of December 31, 2016
		Fair Value Measurement Using
		Level 1	Level 2	Level 3	Assets at Fair Value
ADES common stock	*	$426,756	$—	$—	$426,756
Money market	*	379	—	—	379
Mutual funds	*	2,989,356	—	—	2,989,356
Total assets at fair value		$3,416,491	$—	$—	$3,416,491
* Participant-directed
Note 5 - Tax Status
The Plan's underlying volume submitter plan document has received an opinion letter from the Internal Revenue Service (the “IRS”) dated March 31, 2014 stating that the written form of the underlying volume submitter document is qualified under Section 401 of the Internal Revenue Code (the "Code"). Any employer adopting this volume submitter plan will be considered to have a plan qualified under Section 401 of the Code and therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.
Note 6 - Commitments and Contingencies
The Plan, which is subject to the jurisdiction of the IRS and the Department of Labor ("DOL"), may be selected for a governmental investigation into the Plan’s operations. Such matters are subject to many uncertainties and to outcomes, the financial impacts of which, are not predictable with assurance and that may not be known for extended periods of time. The Plan records a liability in its financial statements for costs related to claims, settlements, and judgments when the Plan has assessed that a loss is probable and an amount can be reasonably estimated. Estimates of probable losses resulting from investigative proceedings involving the Plan are inherently difficult to predict, particularly when the matters are in early procedural stages.
In 2016, the DOL opened an investigation into the Plan, and the Company (in its role as Plan Sponsor) has cooperated with that investigation. In February 2018, as part of ongoing discussions, the Company and the DOL came to an agreement whereby the Company would make a restorative payment to the Plan in the amount of $1.0 million, as an estimate of lost earning for Plan participants as of January 1, 2015. Thereafter, the DOL would close the investigation with no further action against the Plan or its fiduciaries, including any further investigation. The Company determined this contingency to be both probable and reasonably estimable and recorded a liability in its financial statements for the restorative payment in the amount of $1.0 million as of December 31, 2017.

Accordingly, the Plan financial statements reflect this subsequent event as of December 31, 2017. The Company made the payment to the Plan on June 1, 2018. The restorative payment is reflected under Other receivable - restorative payment from the Company on the Statements of Net Assets Available for Benefits as of December 31, 2017 and under Restorative payment from the Company on the Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2017.
Note 7 - Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 8 - Transactions with Parties-in-Interest
Party-in-interest transactions include the investment in the common stock of ADES and funds maintained by American Funds from January 1, 2016 through June 30, 2016, and, effective July 1, 2016, Fidelity. Permissible Plan loans to participants are also party-in-interest transactions. These transactions are exempt from the prohibited rules under ERISA.
Note 9 - Contribution Corrections
During 2017, the Company failed to transmit certain participant contributions to the Plan within the time period prescribed by ERISA, which constitute a prohibited transaction under ERISA section 406, regardless of materiality. As a result, the Company reimbursed the Plan for lost earnings associated with the delinquent participant contributions in the amount of $23 in June 2018.
Note 10 - Excess Contributions Payable to Participants
The Plan is subject to certain non-discrimination rules under ERISA and the Code. During the years ended December 31, 2017 and 2016, the Plan passed all required non-discrimination tests.
Note 11 - Partial Plan Termination
As a result of a reduction of the Company’s workforce in 2016, the Plan experienced a partial plan termination as defined by ERISA. Under ERISA, a partial plan termination may occur if a significant percentage of the Plan participants are terminated because of an action taken by the Plan Sponsor. If a partial plan termination occurs, full vesting is required for the participants terminated as a result of the employer-initiated action, but the remaining participants’ vesting continues to be determined according to the Plan provisions.
All terminated employees who were participants in the Plan in 2016 were fully vested in their account balances as of the later of the date of the partial plan termination or the date a participant was subsequently involuntarily terminated. As of December 31, 2016, the Plan recorded a payable to participants for $45,217 related to former Plan participants who had withdrawn funds from the Plan but had not been paid their vested amount. The Plan paid these terminated participants their vested balances in June 2017. During the year ended December 31, 2017, all balances allocated and paid to former Plan participants were withdrawn from the Plan except for $4,305, which was recorded within Other liabilities on the Statements of Net Assets Available for Benefits as of December 31, 2017.
Note 12 - Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 due to the Form 5500 being prepared on a cash basis:

	As of December 31,
	2017	2016
Net Assets Available for Benefits per the financial statements	$5,707,453	$3,563,761
Employer contribution receivable	(55,049)	(175,564)
Adjustment from trade date to settlement date for sale of Company common stock	12,088	—
Contributions payable to participants	4,305	45,240
Other receivable	(1,000,000)	—
Net Assets Available for Benefits per the Form 5500	$4,668,797	$3,433,437

The following is a reconciliation of the changes in Net Assets Available for Benefits per the financial statements to the changes in Net Assets Available for Benefits per the Form 5500 due to the Form 5500 being prepared on a cash basis:

	Years Ended December 31,
	2017	2016
Net Change in Net Assets Available for Benefits per the financial statements	$2,143,692	$(3,415,641)
Employer contributions receivable allocated to participants	120,510	161,075
Restorative payment from the Company (Note 6)	(1,000,000)	—
Prior year excess contributions paid to participants	(40,930)	(38,141)
Excess contributions payable to participants	—	43,110
Adjustment from trade date to settlement date for sale of Company common stock	12,088	—
Net Change in Net Assets Available for Benefits per the Form 5500	$1,235,360	$(3,249,597)

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2017

EIN: 27-5472457
Plan Number: 001

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☐	Contributions Not Corrected (1)	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program	Total Fully Corrected Under Voluntary Fiduciary Correction Program and Prohibited Transactions Exemption 2002-51

$—	27,326	—	—	$—

(1) Represents non-timely transfers of participant contributions to the Plan in 2017 in the amount of $27,303 and lost earnings related to the non-timely transfers of $23. The Company transmitted untimely contributions into the Plan on January 23, 2017, June 26, 2017, July 10, 2017, and September 18, 2017. The Company transmitted lost earnings into the Plan in June 2017 relating to contributions made on January 23, 2017, June 26, 2017 and June 2018 relating to contributions made on July 10, 2017, and September 18, 2017.

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2017
EIN: 27-5472457
Plan Number: 001

Identify of Issue, Borrower, Lessor or Similar Party		Description of Investments, including Maturity Date, Rate of Interest, Collateral, Par of Maturity Value		Current Value
Mutual Funds:
DoubleLine Total Return Bond Fund Class I		1,620	Shares	$17,216
DFA Emerging Markets Portfolio		594	Shares	18,092
DFA Intermediate Government Fixed Income Portfolio		360	Shares	4,442
DFA International Value Portfolio		2,786	Shares	57,078
DFA Large Cap International Portfolio		1,617	Shares	38,688
DFA One-Year Fixed Income Portfolio		717	Shares	7,359
DFA Real Estate Securities Portfolio		98	Shares	3,458
DFA U.S. Large Cap Value Portfolio		2,204	Shares	86,230
DFA U.S. Micro Cap Portfolio		169	Shares	3,714
DFA U.S. Micro Cap Portfolio Institutional Class		58	Shares	2,186
Vanguard 500 Index Fund		391	Shares	96,538
Vanguard Growth Index Fund		687	Shares	49,677
Vanguard Mid-Cap Index Fund		258	Shares	49,370
Vanguard Small-Cap Growth Index Fund		233	Shares	13,186
Vanguard Small-Cap Index Fund		590	Shares	41,786
Vanguard Target Retirement 2015 Fund		9,334	Shares	143,084
Vanguard Target Retirement 2020 Fund		16,041	Shares	503,367
Vanguard Target Retirement 2025 Fund		18,873	Shares	349,151
Vanguard Target Retirement 2030 Fund		44,908	Shares	1,510,263
Vanguard Target Retirement 2035 Fund		29,804	Shares	616,639
Vanguard Target Retirement 2040 Fund		9,768	Shares	349,409
Vanguard Target Retirement 2045 Fund		14,968	Shares	336,775
Vanguard Target Retirement 2050 Fund		6,799	Shares	246,125
Vanguard Target Retirement 2055 Fund		1,551	Shares	60,864
Vanguard Target Retirement 2060 Fund		8	Shares	294
Vanguard Target Retirement Income Fund		2,979	Shares	40,359
Vanguard Total Bond Market Index Fund		752	Shares	8,088
Total mutual funds				$4,653,438
Money Market Funds:
Fidelity Government Cash Reserves	*	3,271	Units	$3,271
Total money market funds				$3,271
				$4,656,709
* Indicates party-in-interest to the Plan.

Note: Column (d), cost information, is not applicable because all the investments are participant-directed.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator of the Plan has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Advanced Emissions Solutions, Inc. Profit Sharing Retirement Plan
(Name of Plan)

Date: June 26, 2018	By:	Advanced Emissions Solutions, Inc.
Administrator of the Plan

	By:	/s/ L. Heath Sampson
L. Heath Sampson
President and Chief Executive Officer